Filed by Towers Watson & Co.

Pursuant to Rule 425 under the
Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company:

Towers Watson & Co. (Commission File No. 001-34594)

The following are (i) an email to employees of Towers Watson & Co. (“Towers Watson”) and (ii) an email to former directors of Towers Watson that each discuss, among other things, the proposed merger of Towers Watson and Willis Group Holdings plc.

(i)

To: All Towers Watson Associates

From: John Haley

Date: June 30, 2015

Subject Line: Towers Watson and Willis Group to Combine

Earlier today, Towers Watson and Willis Group announced that we have agreed to combine in a merger of equals, creating a leading global advisory, broking and solutions firm.  The combined company will be named Willis Towers Watson.  We issued a press release this morning — you can view it, along with more information about the deal, on our transaction website.

We have made significant strides in our evolution as a professional services company and this transaction accelerates our TW: 2020 strategy to deliver sustainable, profitable growth.  By combining with Willis, we will expand our array of advisory services and solutions and enhance our ability to achieve great performance through the effective management of risk, capital and talent.  We are very excited about the possibilities this combination brings.

A Highly Complementary Fit, Consistent with Our Strategic Objectives

Willis is a leading global risk advisory, reinsurance broking, and human capital and benefits firm that generated approximately $3.8 billion in 2014 revenue.  Willis is headquartered in London and operates today on every continent with more than 22,500 associates in over 120 countries.

Like us, Willis offers its clients superior expertise, innovation and market-leading products and professional services.  With a shared focus on the client and a complementary set of businesses, this is a truly compelling combination which is consistent with our criteria for a successful business combination:

•                  Strategically, we are creating an integrated platform for global growth, including positioning the combined company to leverage our mutual distribution strength to enhance market penetration, expand our global footprint and create a strong platform for further innovation.

•                  There is a clear client need.  Clients’ needs are constantly evolving, and the combined company will have a more comprehensive offering of services and solutions to provide to clients across all segments and geographies.

•                  From a cultural perspective, Willis shares our client-first focus and the ability to move the market through innovative solutions and technology, with a focus on high-quality service.  Like us, Willis has a rich, 150+

year history of working with the world’s most respected companies, and we believe this combination will build on our shared core values of integrity, excellence, innovation and collaboration.

Next Steps

Today’s announcement is just the first step in this process.  The transaction is subject to the approval of both companies’ shareholders as well as regulatory approvals and the satisfaction of other customary closing conditions.  Until the transaction is completed, we will continue to operate as independent companies.  It is business as usual at Towers Watson, and it is critical that we continue to provide our clients with the exceptional service they have come to expect from us.

Following the closing of the transaction, which is expected by December 31, 2015, I will lead the combined organization as CEO and am excited to work closely with Willis’ CEO, Dominic Casserley, who will serve as President and Deputy CEO.  The new company will be domiciled in Ireland.  We look forward to bringing together the strongest combination of talent and practices as we integrate our businesses.  A joint integration team, led by integration representatives from each company, has been established.  We are pleased to announce that Gene Wickes will lead this effort for the Towers Watson team and I am confident that he will guide us in leveraging our significant integration experience as we successfully manage through this process.

We know that many of you will have questions over the coming days and weeks, and while we may not be able to answer all of them, we are committed to communication and engagement as we move through this process.  To that end, managing consultants will begin hosting local town hall team meetings to discuss the transaction further.  In addition to the press release, we have also attached a list of FAQs and Protocols and Guidelines that will provide you with important information and may help to answer some of your immediate questions.  We are also making additional materials available on Vantage, including a video of Dominic Casserley and me discussing this transaction.  If you have additional questions about this announcement, please email the TW Internal Communication and Change Management mailbox.

For those of you who are in client-facing roles, we have developed a comprehensive communication plan and toolkit to inform our clients of this news, so we ask that you coordinate with other associates who may be reaching out to the same clients.

This is a tremendous opportunity for our company.  By combining the unique strengths of both organizations and drawing upon our shared values, we can create a bright future for Towers Watson and our clients, associates and shareholders.  I look forward to sharing more details as they become available in the coming weeks.  In the meantime, your continued focus and commitment to Towers Watson and our clients is, as always, greatly appreciated.

If you have questions regarding specific client situations, please contact your Managing Consultant. If you receive any inquiries from the media, please direct them to Lisa Swatland at +1 703 258 7633. The time between announcement and close is critical to the success of our merger. To help us comply with applicable SEC rules, we ask that all Towers Watson associates refrain from any social media postings about the transaction as they may have to include specific regulatory disclosure and be filed with the SEC.

As we close out a very successful FY2015, this combination gives us an exciting start to our new fiscal year.  Thank you for your enduring commitment to Towers Watson and hard work.  I am excited to see what changes will come!

John

In Canada, a French version will follow

# # #

Where You Can Find Additional Information

In connection with the proposed merger of Towers Watson and Willis Group, Willis Group will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that will contain a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction.  YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS WATSON, WILLIS GROUP AND THE PROPOSED TRANSACTION.  You will be able to obtain the joint proxy statement/prospectus (when it becomes available) and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov.  In addition, you may obtain free copies of the joint proxy statement/prospectus (when it becomes available) and the other documents filed by Towers Watson and Willis Group with the Commission by requesting them in writing from Towers Watson, 901 N. Glebe Road, Arlington, VA 22203, Attention: Investor Relations, or by telephone at (703) 258-8000, or from Willis Group, Brookfield Place, 200 Liberty Street, 7th Floor, New York, NY 10281-1003, Attention: Peter Poillon, Investor Relations, or by telephone at (212) 915-8084.

Towers Watson and Willis Group and their respective directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies.  Information about Towers Watson’s directors and executive officers and their ownership of Towers Watson common stock is set forth in Towers Watson’s proxy statement on Schedule 14A filed on October 3, 2014 with the Commission.   Information about Willis Group’s directors and executive officers and their ownership of Willis Group common stock is set forth in Willis Group proxy statement on Schedule 14A filed on April 17, 2015 with the Commission.  Information regarding the identity of the potential participants, and their direct or indirect interests in the transaction, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other materials when they are filed with the Commission.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology.  These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Watson and Willis Group, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of Towers Watson’s and Willis Group’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements:  the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Watson stockholders and Willis Group shareholders to approve the transaction; the failure of the transaction to close for any reason; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; significant competition; compliance with extensive government regulation;  the combined company’s ability to make acquisitions and its ability to integrate or manage such acquired businesses.  Additional risks and factors are identified under “Risk Factors” in Towers Watson’s Annual Report on Form 10-K filed on August 15, 2014, which is on file with the Commission, and under “Risk Factors” in the joint proxy statement/prospectus when it is filed with the Commission.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature.  Neither Towers Watson or Willis Group undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.

(ii)

I am pleased to share exciting news with you.  Earlier today, Towers Watson and Willis Group announced that we have agreed to combine in a merger of equals, creating a leading global advisory, broking and solutions firm.  The combined company will be named Willis Towers Watson.  We issued a press release this morning — you can view it, along with more information about the deal, on our transaction website.

We are excited about the significant benefits this opportunity will bring.  Through this combination, we will expand our array of advisory services and solutions and enhance our ability to assist clients around the world to achieve great performance through the effective management of risk, capital and talent.

As you may know, Willis is a leading global risk advisory, reinsurance broking, and human capital and benefits firm that generated approximately $3.8 billion in 2014 revenue.  Willis is headquartered in London and operates today on every continent with more than 22,500 associates in over 120 countries.

Like Towers Watson, Willis shares our client-first focus and our other core values of integrity, excellence, innovation and collaboration.  With a common focus on the client and a complementary set of businesses, this is a truly compelling combination.

Of course, today’s announcement is just the first step in this process.  The transaction is subject to the approval of both companies’ shareholders as well as regulatory approvals and the satisfaction of other customary closing conditions.

Following the closing of the transaction, which is expected by December 31, 2015, I will serve as CEO of the combined organization and Willis’ current CEO, Dominic Casserley, will serve as President and Deputy CEO.  We look forward to bringing together the strongest combination of talent and practices as we integrate our businesses.

You have played a critical role in helping to build Towers Watson into the strong company it is today, and we thank you for your many contributions.  This is a tremendous opportunity for our company, and we look forward to a bright future ahead.

John

# # #

Where You Can Find Additional Information

In connection with the proposed merger of Towers Watson and Willis Group, Willis Group will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that will contain a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction.  YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS WATSON, WILLIS GROUP AND THE PROPOSED TRANSACTION.  You will be able to obtain the joint proxy statement/prospectus (when it becomes available) and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov.  In addition, you may obtain free copies of the joint proxy statement/prospectus (when it becomes available) and the other documents filed by Towers Watson and Willis Group with the Commission by requesting them in writing from Towers Watson, 901 N. Glebe Road, Arlington, VA 22203, Attention: Investor Relations, or by telephone at (703) 258-8000, or from Willis Group, Brookfield Place, 200 Liberty Street, 7th Floor, New York, NY 10281-1003, Attention: Peter Poillon, Investor Relations, or by telephone at (212) 915-8084.

Towers Watson and Willis Group and their respective directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies.  Information about Towers Watson’s directors and executive officers and their ownership of Towers Watson common stock is set forth in Towers Watson’s proxy statement on Schedule 14A filed on October 3, 2014 with the Commission.   Information about Willis Group’s directors and executive officers and their ownership of Willis Group common stock is set forth in Willis Group proxy statement on Schedule 14A filed on April 17, 2015 with the Commission.  Information regarding the identity of the potential participants, and their direct or indirect interests in the transaction, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other materials when they are filed with the Commission.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology.  These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Watson and Willis Group, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of Towers Watson’s and Willis Group’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements:  the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Watson stockholders and Willis Group shareholders to approve the transaction; the failure of the transaction to close for any reason; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; significant competition; compliance with extensive government regulation;  the combined company’s ability to make acquisitions and its ability to integrate or manage such acquired businesses.  Additional risks and factors are identified under “Risk Factors” in Towers Watson’s Annual Report on Form 10-K filed on August 15, 2014, which is on file with the Commission, and under “Risk Factors” in the joint proxy statement/prospectus when it is filed with the Commission.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature.  Neither Towers Watson or Willis Group undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.